Exhibit 99.3

Agenda for the Annual General Meeting of Shareholders (AGM) of LuxExperience B.V., (formerly known as MYT Netherlands Parent B.V.) (the Company) to be held at the offices of the Company, Einsteinring 9 85609, Aschheim, Federal Republic of Germany, on Wednesday, December 17, 2025, starting at 17.00 CET

1.	Opening

2.	Dutch statutory annual report for the financial year that ended on 30 June 2025 (FY 2025)

3.	Explanation of the dividend policy

4.	Proposal to adopt the Dutch statutory accounts for FY 2025*

5.	Discharge

a.	Proposal to discharge the members of the management board of the Company (the Management Board) from liability for their duties performed during FY 2025*

b.	Proposal to discharge the members of the supervisory board of the Company (the Supervisory Board) from liability for their duties performed during FY 2025*

6.	Composition of the Supervisory Board:

6.1	Proposal to appoint Mr Ernst Teunissen as member of the Supervisory Board*

6.2	Proposal for remuneration for Mr. Ernst Teunissen as member of the Supervisory Board*

7.	Proposal to appoint KPMG Accountants N.V. as external auditor for the financial years up to and including 30 June 2028*

8.	Proposal to adopt the amended and restated remuneration policy of the Company*

9.	Closing

Agenda items marked with an asterisk (*) are voting items.

Explanatory notes to the agenda for the AGM to be held on December 17, 2025

Re item 2: Dutch statutory annual report for FY 2025

The performance of the Company is described in more detail in the Dutch statutory annual report for FY 2025. For further details, please refer to the Dutch statutory annual report for FY 2025.

Re item 3: Explanation of the dividend policy

The Company’s policy on additions to reserves and dividends as outlined in the Dutch statutory annual report FY 2025 will be discussed.

Re item 4: Proposal to adopt the Dutch statutory accounts for FY 2025*

The Dutch statutory accounts for FY 2025 are included in the Company’s Dutch statutory annual report for FY 2025. These have been drawn up by the Management Board and audited by KPMG Accountants N.V., who have issued an unqualified opinion. A representative of the auditor will be present during the AGM to answer questions. It is proposed to adopt the Dutch statutory accounts for FY 2025.

Re item 5a: Discharge from liability of the members of the Management Board*

It is proposed to discharge the members of the Management Board from liability in relation to the exercise of their duties in FY 2025, in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

Re item 5b: Discharge from liability of the members of the Supervisory Board*

It is proposed to discharge the members of the Supervisory Board from liability in relation to the exercise of their duties in FY 2025, in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

Re item 6.1: Composition of the Supervisory Board of the Company: proposal to appoint Mr. Ernst Teunissen as member of the Supervisory Board*

In view of the increased size and scope of the Company, it is proposed to appoint Mr. Ernst Teunissen as a member of the Supervisory Board. Mr. Teunissen served as CFO of TripAdvisor (listed at Nasdaq) for seven years. At Cimpress, also a Nasdaq listed company, Mr. Teunissen served as a CFO for five years and was crucial in transforming the company from a single-brand to a multi-brand entity.

Mr. Teunissen complies with the requirements of the profile of the Supervisory Board. He brings a wealth of knowledge and financial expertise as well as executive experience in large companies in different industries in the United States, France and the UK. Mr. Teunissen is considered independent within the meaning of the Dutch Corporate Governance Code, the NYSE Listing Company Manual and the SEC audit committee rules. The Supervisory Board is very pleased that Mr. Teunissen is available as member of the Supervisory Board. Following Mr. Teunissen’s appointment as member of the Supervisory Board, Mr. Teunissen will serve on the Audit Committee of the Company.

The Nominations, Governance and Sustainability Committee of the Supervisory Board (the NGSC) recommends the appointment of Mr. Ernst Teunissen as member of the Supervisory Board. Mr. Ernst Teunissen is eligible and has stated his willingness to accept the appointment. In accordance with the recommendation of the NGSC and clause 23.1 of the articles of association of the Company, it is recommended by the Supervisory Board that Mr. Ernst Teunissen is appointed as member of the Supervisory Board for a period of four years, with due regard for clause 23.3 of the articles of association of the Company.

The relevant biographical information concerning Mr. Ernst Teunissen is included in these explanatory notes to the agenda as Annex 1.

Re item 6.2 Proposal for remuneration for Mr. Ernst Teunissen as member of the Supervisory Board *

In accordance with the proposed amended and restated remuneration policy of the Company, a member of the Supervisory Board is entitled to a cash remuneration of EUR 60,000 plus an additional annual remuneration of EUR 10,000 as member of the Audit Committee.

For each fiscal year that Mr. Teunissen serves on the Supervisory Board, Mr Teunissen will be granted a restricted share unit (RSU) award covering that number of American depositary shares representing ordinary shares of the Company having an aggregate grant date fair value of USD 130,000 (the Equity Award).

The initial Equity Award will be granted to Mr. Teunissen on or shortly after the AGM on 17 December 2025 and will vest on 17 December 2026, subject to Mr. Ernst Teunissen being appointed as member of the Supervisory Board on 17 December 2025 and his continued service through 17 December 2026.

Each subsequent annual Equity Award will be granted to Mr. Teunissen on or shortly after the annual general meeting of the Company following the date on which the prior year’s Equity Award vests and will vest on the first anniversary of the date of grant, subject to Mr Teunissen’s continued service through such date.

The terms and conditions applicable to the Equity Award will be determined by the Supervisory

Board in accordance with the terms and conditions of the Company’s second amended and restated 2020 Omnibus Incentive Compensation Plan, as may be amended from time to time, and an award agreement, which the Company will provide to Mr. Teunissen in connection with the issuance of the Equity Award.

Re item 7: Proposal to appoint KPMG Accountants N.V. as external auditor for the financial years up to and including 30 June 2028

The Supervisory Board proposes to instruct KPMG Accountants N.V. to audit the Dutch statutory financial statements of the Company for the financial years up to and including the financial year ending on 30 June 2028. This proposal is based on a thorough evaluation of the functioning of the external auditor, as conducted by the Audit Committee, and after giving due consideration to the observations of the Management Board that supports this proposal

Re item 8: Proposal to adopt the amended and restated remuneration policy of the Company

It is proposed to adopt an amended and restated remuneration policy of the Company. Following a benchmark in respect of the remuneration of the Supervisory Board conducted in May of this year the following changes are proposed: an increase of the fee for the chairperson of the Nominations, Governance and Sustainability Committee, the introduction of a fee for members of aforementioned committee and the amendment of the equity component of the reumeration of the Supervisory Board. Further, the current terms and conditions that apply to the remuneration in equity for the Supervisory Board are described in more detail. The Supervisory Board proposes to the General Meeting to adopt the amended and restated remuneration policy of the Company. The remuneration policy was last amended and approved by the General Meeting of Shareholders in 2023. The remuneration of the Supervisory Board was benchmarked last in 2022, when a new committee of the Supervisory Board was established.

Biographical information concerning a candidate director seeking appointment at the AGM

Supervisory Board (agenda item 6)

Resume

Mr. Ernst Teunissen

Dutch nationality, permanent resident US

Age: 59

Based in Cambridge, MA

Mr. Teunissen served as CFO of TripAdvisor (listed at Nasdaq) for seven years. At Cimpress, a Nasdaq listed company, Mr. Teunissen served as a CFO for five years and was crucial in transforming the company from a single-brand to a multi-brand entity.

Mr. Teunissen is a graduate in Business Administration of Nyenrode Business University, the Netherlands in 1987 and holds a Master of Business Administration from the University of Oregon (1988) and a post graduate diploma in change agent skills and strategies from the University of Surrey, UK (2005).

Mr Teunissen currently serves as member of the Supervisory Board of JustEat Takeaway N.V. (listed on Amsterdam Stock Exchange) and is member of the audit committee. He is also an independent member of the board of CriteoSA. (listed on Nasdaq, USA/France) and is chairperson of the audit committee and member of the compensation committee. From 2021, Mr. Teunissen serves as an independent board member of Printful LLC and is chairperson of the audit committee.

Work experience:

2015 – 2022

TripAdvisor, USA Chief Financial Officer/ Chief Executive Viator, The Fork and CruiseCritic (concurrent with CFO role)

2011 - 2015

Vistaprint, France, Chief Financial Officer 2009 – 2011

Vistaprint, France, Vice President, Corporate Strategy and Mergers & Acquisitions 2003 - 2009

ThreeStone Ventures/ Manifold Partners, UK Founder of a Corporate Finance Advisory Firm and co-founder of an Organizational Strategy and Leadership Consultancy

1999 – 2003

Morgan Stanley, UK, Executive Director, Media & Communications Group, Investment Banking Division

1997 – 1999

Deutsche Bank, Singapore and UK, Senior Associate Director, Global Telecommunications Group, Investment Banking Division

1990 – 1997

Monitor Group, Netherlands and Hong Kong, Senior Consultant, Strategy, Europe, Asia & USA